Exhibit 99.1

ProQR Announces Annual Meeting of Shareholders

LEIDEN, the Netherlands, April 7, 2016 — ProQR Therapeutics N.V. (Nasdaq:PRQR) today announced that the Annual General Meeting of Shareholders will be held on Tuesday, June 21, 2016 at 16:00 CET, at the offices of Allen & Overy at Apollolaan 15, 1077 AB Amsterdam, the Netherlands.

All relevant documents and information for the meeting, including the notice and agenda, are or will be made available in the ‘Investor Relations’ section of ProQR’s website (www.proqr.com) under ‘Financial Information’. The documents will also be made available on the SEC’s website at www.sec.gov.

A live webcast of the event will be accessible in the ‘Investor Relations’ section of ProQR’s website under ‘Events and Presentations’.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

Contact:

Sariette Witte

Investor Relations

T: +1 213 261 8891

ir@proqr.com